March 11, 2011.

Mr. John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Cresud S.A.C.I.F. y A., Form 20-F for Fiscal Year Ended June 30, 2010
Filed December 30, 2010, File No. 001-29190

Ladies and Gentlemen:

Cresud S.A.C.I.F. y A. (the “Company”) is writing with respect to the comments set forth in the Commission’s staff’s comment letter dated February 23, 2011 (the “comment letter”) relating to the above-referenced annual report of the Company originally submitted on December 30, 2010, pursuant to the Securities Act of 1934, as amended.

The Company hereby requests an extension until March 25, 2011 to file its response to the comment letter. Such extension is needed to coordinate with the Company’s external auditors.

Very truly yours,

CRESUD S.A.C.I.F. y A.

By:	/s/ Gabriel Blasi
Name:	Gabriel Blasi
Title:	Chief Financial Officer

cc:   David L. Williams